

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Robert Charest
Principal Executive Officer
HerdWhistle Technologies Inc.
3510 29 Street Northeast #130
Calgary, AB, T1Y 7E5

> **Re: HerdWhistle Technologies Inc.**
> **CIK 0001892858**
> **Form 1-A filed November 12, 2021**
> **File No. 024-11716**

Dear Mr. Charest:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed November 12, 2021

General

1. Please revise to include financial statements that are audited in accordance with U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States) as required by Item (c)(1)(iii) of Part F/S of Form 1-A. Include statements of comprehensive income, cash flows, and changes in stockholders' equity for each of the periods presented and include an auditor's report that fully complies with Rule 2-02 of Regulation S-X. Refer to Items (b)(2) and (b)(4) of Part F/S of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing